UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

8 June 2023
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Transition to US Primary Listing Approved

Press Release
Transition to US Primary Listing Approved

CRH plc, the leading provider of building materials solutions, is pleased to announce that shareholders overwhelmingly approved the unanimous recommendation of the Board and management team to transition to a US primary listing on the New York Stock Exchange (NYSE) at an Extraordinary General Meeting held earlier today.

The Group will retain a standard listing on the London Stock Exchange (LSE) and will de-list from Euronext Dublin. The changes are expected to take effect on or around 25 September 2023.

We believe a US primary listing will bring increased commercial, operational and acquisition opportunities for our business, further accelerating our successful integrated solutions strategy and delivering even higher levels of profitability, returns and cash for our shareholders.

North America represents approximately 75% of Group EBITDA and the US is expected to be a key driver of future growth for CRH due to continued economic expansion, a growing population and significant construction needs.

As the leading building materials solutions business in North America, CRH is uniquely positioned to capitalise on the strong growth opportunities in the US construction market, underpinned by long-term structural tailwinds from federal, state and municipal funding support.

Albert Manifold, Chief Executive of CRH, said: "We are pleased to see such strong shareholder support for the listing transition as it marks an important milestone in our development and will enable CRH to fully participate in the significant growth opportunities that lie ahead".

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Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold	Chief Executive
Jim Mintern	Chief Financial Officer
Frank Heisterkamp	Director of Capital Markets & ESG
Tom Holmes	Head of Investor Relations

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading provider of building materials solutions that build, connect and improve our world. Employing c.75,800 people at c.3,160 locations in 29 countries, CRH has market leadership positions in both North America and in Europe. As the essential partner for road and critical utility infrastructure, commercial building projects and outdoor living solutions, CRH's unique offering of materials, products and value-added services helps to deliver a more resilient and sustainable built environment. A Fortune 500 company, CRH is a constituent member of the FTSE 100 Index, the EURO STOXX 50 Index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. The company is ranked among sector leaders by Environmental, Social and Governance (ESG) rating agencies. CRH's American Depositary Shares are listed on the NYSE. For more information visit www.crh.com.

Disclaimer / Forward-Looking Statements
In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains statements that are, or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain plans and objectives of CRH, including but not limited to the statements regarding the expected execution and/or anticipated benefits of a transition to a US primary listing. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "believe", "continues", "is expected to", or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond the Company's control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, plans and expectations related to the execution and anticipated financial and operational results of a US primary listing, expectations related to the US as a driver for future growth, and plans and expectations related to government policies. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including risks and uncertainties relating to CRH described under "Principal Risks and Uncertainties (Risk Factors)" of the Company's Annual Report and Form 20-F for the year ended December 31, 2022.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007 (as amended).

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 8 June 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary